[LUSE GORMAN POMERENK & SCHICK LETTERHEAD]


(202) 274-2011                                 rpomerenk@luselaw.com


October 16, 2009

Mr. John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

         Re:      Magyar Bancorp, Inc.
                  Form 10-KSB for the Fiscal Year Ended September 30, 2008 Form 10-KSB/A for the Fiscal Year Ended September 30, 2008 Forms 10-Q for the Fiscal Quarters Ended December 31, 2008, March 31, 209 and June 30, 2009 File No. 000-51726

Dear Mr. Nolan:

     Pursuant to your instruction, I am writing to confirm our telephone conversation today regarding the September 17, 2009 staff comment letter on the above-referenced filings by Magyar Bancorp, Inc. (the "Company"). To allow the Company sufficient time to complete review procedures on the response, you agreed to allow the Company an extension of time until October 23, 2009 to respond to the comments.

                                     Sincerely,

                                     /s/ Robert B. Pomerenk

                                     Robert B. Pomerenk